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E.B

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69592 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** AND ENDING **12/31/2018**
                                    MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     **Calibre Group Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

**707 Grant Street, Suite 2320**
(No. and Street)

**Pittsburgh**                      **PA**                    **15219**
(City)                              (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Edward Siegel**                                    **412-756-0069**
                                            (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**DeMarco Sciaccotta Wilkens & Dunleavy, LLP**
(Name - if individual, state last, first, middle name)

**9645 Lincolnway Lane, Suite 214A**     **Frankfort**        **IL**      **60423**
(Address)                                (City)               (State)     (Zip Code)

CHECK ONE:

[X]  Certified Public Accountant

[ ]  Public Accountant

[ ]  Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, _____ Edward Siegel _____, swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ Calibre Group Securities, LLC _____, as
of _____ December 31, 2018 _____, are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 27 2019

Washington, DC

JOHN F. CONNOLLY, Notary Public
State of New Hampshire
My Commission Expires February 7, 2023

_____
Signature

Executive Representative
Title

_____
Notary Public

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**DeMarco**
**Sciaccotta**
**Wilkens &**
**Dunleavy**
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Calibre Group Securities, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Calibre Group Securities, LLC, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Calibre Group Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Calibre Group Securities, LLC's auditor since 2015.

*DeMarco Sciaccotta Wilkens & Dunleavy LLP*

Frankfort, Illinois
February 14, 2019

## CALIBRE GROUP SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2018

### ASSETS

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 66,164 |
| Accounts receivable | | 12,545 |
| Prepaid expenses | | 12,437 |
| Investment in limited liability companies | | 247,794 |
| TOTAL ASSETS | $ | 338,940 |

### LIABILITIES AND MEMBER'S EQUITY

**LIABILITIES**

| | | |
|---|---|---:|
| Accrued Expenses and other liabilities | $ | 547 |
| TOTAL LIABILITIES | | 547 |
| MEMBER'S EQUITY | | 338,393 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 338,940 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Organization

Calibre Group Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in July, 2014, under the laws of the State of Delaware. FINRA accepted the Company's membership application on September 8, 2015, which is the date that business commenced as a broker/dealer.

The Company is a single member LLC, wholly-owned by Calibre Group LLC (Parent). The Company acts as a placement agent for unaffiliated issuers and assists companies in raising capital for expansion or other business related purposes. It also aids customers in identifying strategic partners or buyers. Investors include US and foreign qualified institutions and high net worth accredited individuals.

## Note 2 - Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Revenue Recognition

On January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018.

There was no impact on retained earnings as of January 1, 2018, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Service fees are recognized when the control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchanges for those services. Revenues are analyzed to determine whether the company is the principal (i.e., reports revenues on a gross basis) or agent (I,e., reports revenues on a net basis) in the contract. Principle or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

## Note 2 - Summary of Significant Accounting Policies (continued)

### Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and local purposes. As a result, no federal, state or local income taxes are provided as they are the responsibility of the Parent.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to US federal, state or local tax examinations by taxing authorities for the years before 2016. The years 2016 to 2018 remain subject to examination by taxing authorities.

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which is insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2018, the Company provided services to one major customer, constituting 89% of total revenues.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $65,617, which exceeded its requirement by $60,617.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2018, this ratio was .0083 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Commitments and Contingencies

There are no commitments or contingencies that would have a material impact on these financial statements or disclosures as of December 31, 2018.

Note 6 - Transactions with Related Parties

The Company has entered into a service agreement with its Parent. Under this agreement, the Parent will provide administrative services and the use of facilities to the Company. In lieu of repayments for these monthly expenses, these expenses are considered to be additions to member's capital contributions. The contributions in lieu of repayment for these expenses for the year were $18,183 for 2018. These contributions will not be deemed a loan nor will they be paid back to the Parent.

**CALIBRE GROUP SECURITIES, LLC**

**FINANCIAL STATEMENTS**
**AND REPORT OF INDEPENDENT REGISTERED**
**PUBLIC ACCOUNTING FIRM**

**DECEMBER 31, 2018**

# CALIBRE GROUP SECURITIES, LLC

## CONTENTS